UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2018

Commission File Number: 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Amended Notice, Supplemental Proxy Statement and Amended Proxy Card for 2018 Annual Shareholder Meeting

Pursuant to the amended notice that rescheduled the 2018 annual general meeting of shareholders (the “Meeting”) of Kornit Digital Ltd. (the “Company”) for 12:00 p.m. (Israel time) on Thursday, July 19, 2018 at the Company’s offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, Israel, and which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) that was furnished to the Securities and Exchange Commission (the “SEC”) on June 12, 2018, the Company hereby furnishes the following additional proxy materials in connection with the rescheduled Meeting:

(i) amended notice and supplemental proxy statement with respect to the rescheduled Meeting, which describe the amended Proposal 6 and the new Proposal 7 to be voted upon at the Meeting, as well as the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting; and

(ii) amended proxy card for use in connection with the rescheduled Meeting.

The amended notice and supplemental proxy statement, and the amended proxy card, are furnished as Exhibits 99.1 and 99.2, respectively, to this Form 6-K.

The contents of Exhibit 99.1 to this Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (SEC File No. 333-215404) and Form S-8 (SEC File No.’s 333-203970, 333-214015, 333-217039 and 333-223794).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: June 13, 2018	By:	/s/ Guy Avidan
	Name:	Guy Avidan
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Amended Notice and Supplemental Proxy Statement for 2018 Annual General Meeting of Shareholders of Kornit Digital Ltd.
99.2	Amended Proxy Card for 2018 Annual General Meeting of Shareholders of Kornit Digital Ltd.

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